Exhibit 99.1

500.com to Hold Annual General Meeting on December 29, 2017

Shenzhen, China, November 28, 2017 – 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that it will hold its annual general meeting of shareholders at 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, China at 10:00 a.m. on December 29, 2017, Beijing / Hong Kong Time.

Holders of record of ordinary shares of the Company at the close of business on November 29, 2017, New York time (the “Record Date”) are entitled to notice of, and to attend and vote at, the annual general meeting or any adjournment thereof. Holders of the Company's American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company's ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting is available on the Investor Relations section of the Company's website at http://ir.500.com. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2017. Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.500.com and on the SEC's website at www.sec.gov, or by contacting 500.com Limited at 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen 518115, China, attention: Mr. Joseph Zhou, email: ir@500wan.com.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com